UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Dow Jones & Company, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
260561105 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 617 557-9722 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561105

1.	Names of Reporting Persons. Michael B. Elefante I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,024,199 shares common stock; 4,898,696 shares Class B (convertible to common stock)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,024,199 shares common stock; 4,898,696 shares Class B (convertible to common stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See item 8 above.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 15.03

14.	Type of Reporting Person OO
Note: The source of funds in line 4 is not applicable; ownership acquired by appointment as trustee of trusts. Note: The type of reporting person in line 14 is other - trustee.
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Item 1. Security and Issuer Common Stock, Dow Jones & Company, Inc., 200 Liberty Street, New York, New York, 10281

Item 2. Identity and Background.

(a)	Name: Michael B. Elefante, Esq.

(b)	Residence or business address: c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109

(c)	Present Principal Occupation or Employment: Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, MA 02109

(d)	Criminal Conviction: No such conviction

(e)	Court or Administrative Proceedings: Not a party to any such proceeding

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Securities were not purchased. Mr. Elefante acquired the shares in his capacity as co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Mr. Elefante was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) See items 11 and 13 of the cover page.

(b)

         (1) The undersigned is co-trustee over 5,024,199 shares of the issuer's common stock, and as such shares voting and dispositive power over such shares, with the following persons:

         (A) With Wendy S. Blau and Kurt F. Somerville over 1,361 shares of stock;
         (B) With Wendy S. Blau over 2,525 shares of stock;
         (C) With Wendy S. Blau, Christopher D. Blau and Kurt F. Somerville over 2,058 shares of stock;
         (D) With Richard D. Leggat over 3,200 shares of stock;
         (E) With Elizabeth Steele and James W. Griffiths over 7,403 shares of stock;
          (F) With Phillip D. Harrison and Catherine G. Harrison over 8,915 shares of stock;
         (G) With Sarah G. Herbert over 5,358 shares of stock;
         (H) With Martha S. Robes over 2,886 shares of stock;
         (I) With Martha S. Robes and Dana R. Robes over 4,358 shares of stock;
         (J) With Martha Davis over 340 shares of stock;
         (K) With Jean B. Stevenson over 5,742 shares of stock;
         (L) With Shauna M. Griffiths, Hugh Griffiths, and Kurt F. Somerville over 169 shares of stock;
         (M) With Jane Meyer and Wendy S. Blau over 1,204 shares of stock;
         (N) With Jane Meyer and Robert Meyer over 553 shares of stock;
         (O) With Roy A. Hammer and State Street Bank and Trust Company over 299,436 shares of stock;
         (P) With Melinda Moulton over 800 shares of stock;
         (Q) With Jane Meyer over 2,105 shares of stock;
         (R) With Jane C. MacElree and Roy A. Hammer over 2,083,092 shares of stock;
         (S) With State Street Bank and Trust Company and Jane C. MacElree over 2,105,000 shares;
         (T) With Elizabeth Steele over 355,766 shares;
         (U) With Jane Meyer, Robert Meyer and Kurt F. Somerville over 2,361 shares;
         (V) With Scott Hammond and Hugh A. Griffiths over 32,400 shares; and
         (W) With Kurt F. Somerville over 97,167 shares.

         (2)
         (A) (i) Wendy S. Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceedings; and
          (vi) United States.

          (B) (i) Richard D. Leggat, Esq.;
          (ii) c/o Bingham Dana LLP, 150 Federal Street, Boston, MA 02110;
          (iii) attorney and professional fiduciary;
          (iv) no such conviction;
          (v) not a party to any such proceedings; and
          (vi) United States.

          (C) (i) Elizabeth Steele;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (D) (i) James W. Griffiths;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) retired;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (E) (i) Martha S. Robes;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) retired
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (F) (i) Catherine G. Harrison;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (G) (i) Sarah G. Herbert;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (H) (i) Dana R. Robes;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) boat builder;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (I) (i) Martha Davis;
          (ii) c/o Davis & Rounds P.C., P.O. Box 33, 141 Main Street, Windsor, VT 05089;
          (iii) attorney;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

         (J) (i) Jean B. Stevenson;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) decorator;
          (iv) no such connection;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (K) (i) Christopher D. Blau;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) publishing company owner;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (L) (i) Phillip D. Harrison;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (M) (i) Jane Meyer;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (N) (i) Melinda L. Moulton;
          (ii) c/o Main Street Landing Company, Union Station, One Main Street, Burlington, VT 05401;
          (iii) real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (O) (i) State Street Bank and Trust Company;
          (ii) 225 Franklin Street, Boston, MA 02109;
          (iii) Principal business is banking and trust management;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) Organized under the laws of the Commonwealth of Massachusetts.

          (P) (i) Jane C. MacElree;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (Q) (i) Roy A. Hammer, Esq. & Kurt F. Somerville;
          (ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) attorney and professional fiduciary;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (R) (i) Robert Meyer;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) employed at real estate developer;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States

          (S) (i) Scott Hammond;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) building contractor;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (T) (i) Hugh A. Griffiths;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) employed in the construction industry;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

          (U) (i) Shauna Griffiths;
          (ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
          (iii) none;
          (iv) no such conviction;
          (v) not a party to any such proceeding; and
          (vi) United States.

(c) No such transactions have taken place.

(d)

         The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2003
Michael B. Elefante
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Michael B. Elefante

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